Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-236450

Ford Motor Company

Final Term Sheet

3.250% Notes due 2032
Green Bonds

Issuer:	Ford Motor Company

Trade Date:	November 8, 2021

Settlement Date:	November 12, 2021 (T+3)

Stated Maturity:	February 12, 2032

Principal Amount:	$2,500,000,000

Interest Rate:	3.250%

Benchmark Treasury:	1.25% UST due August 15, 2031

Benchmark Treasury Yield and Price:	1.500%; 97-23+

Spread to Benchmark Treasury:	+175 basis points

Yield to Maturity:	3.250%

Price to Public:	100.000% of principal amount plus accrued interest from the Settlement Date

Underwriting Discount:	0.900%

Net Proceeds (Before Expenses) to Issuer:	$2,477,500,000

Interest Payment Dates:	Semi-annually on each February 12 and August 12, beginning February 12, 2022 (short first coupon)
Redemption Provision:

Make-Whole Call: Prior to November 12, 2031 (three months prior to maturity date), at greater of par and make-whole at discount rate of Adjusted Treasury Rate plus 30 basis points

Par Call: At any time on or after November 12, 2031 (three months prior to maturity date)

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. BofA Securities, Inc. Credit Agricole Securities (USA) Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Joint Lead Managers:	Banco Bradesco BBI S.A. Commerz Markets LLC HSBC Securities (USA) Inc. Lloyds Securities Inc. SMBC Nikko Securities America, Inc. SG Americas Securities, LLC
Co-Managers

BMO Capital Markets Corp.

ICBC Standard Bank

Intesa Sanpaolo S.p.A.

NatWest Markets Securities Inc.

Wells Fargo Securities, LLC

TD Securities (USA) LLC

BBVA Securities Inc.

CIBC World Markets Corp.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Standard Chartered Bank

Truist Securities, Inc.

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

CUSIP/ISIN:	345370 DA5 / US345370DA55

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

ICBC Standard Bank Plc has informed Ford that it is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. As required by the United States Bank Holding Company Act, ICBC Standard Bank Plc shall offer and sell the Securities constituting part of its allotment solely outside the United States.

It is expected that delivery of the Notes will be made against payment therefor on or about November 12, 2021, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BNP Paribas Securities Corp. at 1-800-854-5674, BofA Securities, Inc. at 1-800-294-1322, Credit Agricole Securities (USA) Inc. at 1-866-807-6030, Mizuho Securities USA LLC at 1-866-271-7403, Morgan Stanley & Co. LLC at 1-866-718-1649, and RBC Capital Markets, LLC at 1-866-375-6829.